Form 40-F
period 2025-12-31
Quantum eMotion Corp
filed 2026-03-31
CIK 2106613

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2025	Commission File Number 001-43068

Quantum eMotion Corp.

(Exact name of registrant as specified in its charter)

Ontario

(Province or Other Jurisdiction of Incorporation or Organization)

7372

(Primary Standard Industrial Classification Code Number)

Not applicable

(I.R.S. Employer Identification Number)

2300 Alfred Nobel

Montreal, Québec

Canada H4S 2A4

(514) 956-2525

(Address and telephone number of Registrant’s principal executive offices)

REGISTERED AGENT SOLUTIONS, INC.

99 Washington Avenue

Suite 1008

Albany, NY 12260

Telephone: (888) 211-7106

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (“Exchange Act”): Not applicable

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	QNC	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act:

None

(Title of Class)

For annual reports, indicate by check mark the information filed with this form:

Annual information form ☒Audited annual financial statements ☒

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 218,588,670

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes ☒No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

Quantum eMotion Corp. (the “Company” or the “Registrant”) is a Canadian issuer eligible to prepare this Annual Report on Form 40-F (this “Annual Report”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to the multi-jurisdictional disclosure system (“MJDS”) of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F and incorporated by reference herein:

A. Annual Information Form

For our Annual Information Form (the “AIF”) for the fiscal year ended December 31, 2025, see Exhibit 99.1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

For our consolidated audited annual financial statements (“Audited Financial Statements”), for the years ended December 31, 2025 and 2024, see Exhibit 99.2 of this Annual Report on Form 40-F. The Audited Financial Statements are stated in Canadian Dollars (Cdn$) and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

C. Management’s Discussion and Analysis

For our management’s discussion and analysis (the “MD&A”) for the year ended December 31, 2025, see Exhibit 99.3 of this Annual Report on Form 40-F.

FORWARD-LOOKING INFORMATION

Statements contained in this Annual Report may constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking information”) with respect to the Company and its subsidiaries. Forward-looking information may include, but is not limited to: information with respect to amounts and use of available funds; anticipated developments in operations in future periods; planned asset acquisitions; future business operations; the adequacy of financial resources; the costs and timing of development of the Company’s business; the costs, timing and receipt of approvals, consents and permits under applicable legislation; executive compensation approaches and practices; the growth of the quantum technology and security market; the future applications of Company products; the timeline for a quantum computer hitting the market; the use of Company office space; the development of and applicability of quantum technologies; the commercialization of the Company’s intellectual property; the general adoption of quantum technologies; the Company’s research and development plan; the results from Company research and development; future intellectual property registrations of the Company; the future availability of Company products; and the composition of directors and committees.

Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words and phrases such as “will”, “may”, “is expected to”, “expectations”, “anticipates”, “estimates”, “intends”, “plans”, “projection”, “could”, “vision”, goals”, “objective” and “outlook”) are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. In making these forward-looking statements, the Company has made certain assumptions, as contemplated below.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation:

●	the performance of the Company’s business and operations;
●	the intention to grow the Company’s business and operations;
●	the introduction and continued offering of services and product features;
●	the market for the Company’s products and services and competitive conditions;
●	the Company’s pricing and revenue models;
●	the future liquidity and financial capacity;
●	the treatment of the Company and its subsidiaries under government regulatory and taxation regimes;
●	the Company’s intellectual property;

●	the Company’s ability to operate in certain markets;
●	the Company’s ability to meet current and future obligations;
●	the Company’s ability to obtain services in a timely manner or at all;
●	the Company’s ability to obtain financing on acceptable terms or at all;
●	the Company’s targeted business milestones and related timelines and costs; and
●	expectations of the blockchain, quantum computing and cryptocurrency markets and associated regulations.

The above list is not exhaustive of factors that may affect any of the forward-looking information contained in this Annual Report and the documents incorporated by reference herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and the actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in our AIF attached hereto as Exhibit 99.1 under the heading “Risk Factors” and elsewhere in the AIF, and in the documents incorporated by reference in this Annual Report on Form 40-F and the AIF. Forward-looking information contained in this Annual Report and the documents incorporated by reference herein is based on the beliefs, expectations and opinions of management of the Company on the date the statements are made, and the Company does not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. In making the forward-looking statements in this Annual Report and the documents incorporated by reference herein, the Company has applied several material assumptions which may prove to be inaccurate, including, but not limited to, the assumptions that any financing needed to fund the operations of the Company will be available on reasonable terms. Other assumptions are discussed throughout the AIF and, in particular in the “Risk Factors” section of the AIF. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in Canadian dollars. The exchange rate of United States dollars into Canadian dollars, on December 31, 2025, based upon the average daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn$1.3706.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

Quantum eMotion Corp. (“QeM” or the “Company”) is a Canadian issuer whose common shares are listed on (i) the NYSE American LLC (“NYSE American”) under the symbol “QNC”; (ii) the TSX Venture Exchange (“TSXV”) under the symbol “QNC”; and (iii) the Frankfurt Stock Exchange under the symbol “34Q0”.

The Registrant is permitted, under MJDS adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its consolidated financial statements, which are filed as Exhibit 99.2 to this Annual Report and incorporated by reference herein, in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and those financial statements are subject to Canadian auditing standards. Therefore, those financial statements are not comparable in all respects to the financial statements of issuers that prepare their financial statements in accordance with United States generally accepted accounting principles and that are subject to United States auditing standards.

DISCLOSURE CONTROLS AND PROCEDURES

Certifications

The required disclosure is included in Exhibits 31.1, 31.2, 32.1 and 32.2 of this Annual Report on Form 40-F.

Disclosure Controls and Procedures

The information provided under the heading “Internal Control Over Financial Reporting” contained in the AIF, filed as Exhibit 99.1 to this Annual Report on Form 40-F, is incorporated by reference herein.

Management’s Annual Report on Internal Control over Financial Reporting

The information provided under the heading “Internal Control Over Financial Reporting” contained in the AIF, filed as Exhibit 99.1 to this Annual Report on Form 40-F, is incorporated by reference herein.

Attestation Report of the Registered Public Accounting Firm

The Company is an “emerging growth company” as defined in Rule 12b-2 of the Exchange Act, and accordingly is not required to provide an attestation report of the registered public accounting firm for the year ended December 31, 2025.

Changes in Internal Control over Financial Reporting

The information provided under the heading “Internal Control Over Financial Reporting” contained in the AIF, filed as Exhibit 99.1 to this Annual Report on Form 40-F, is incorporated by reference herein.

AUDIT COMMITTEE

Audit Committee

The Board has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of our Audit Committee are identified under the heading “Audit Committee Disclosure” in the AIF which is attached as Exhibit 99.1 to this Annual Report on Form 40-F and incorporated by reference herein. The Company listed its common shares on the NYSE American on February 24, 2026 (the “Listing Date”). In reliance upon the phase-in provisions of Rule 10A-3(b)(1)(iv)(A) under the Exchange Act, the Company is required to have (i) at least one independent member on its Audit Committee as of the Listing Date, (ii) a majority of independent members within 90 days of the Listing Date, and (iii) a fully independent Audit Committee within one year of the Listing Date. The Company currently satisfies the requirements of clause (i) and expects to be in full compliance with Rule 10A-3 within the timeframes set forth above. In the opinion of the Board, all members of the Audit Committee are “financially literate.”

Audit Committee Charter

Our Audit Committee Charter is available on our website at www.quantumemotion.com, and is provided in Appendix A to the AIF, which is attached as Exhibit 99.1 to this Annual Report on Form 40-F and incorporated by reference herein. The Charter also is available in print to any shareholder that provides us with a written request. Requests for copies should be made to the Secretary of our company at 2300 Alfred Nobel Montreal, Québec Canada H4S 2A4, Telephone (514) 956-2525.

PRINCIPAL ACCOUNTING FEES AND SERVICES - INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM

Richter S.E.N.C.R.L./L.L.P., Auditor Firm ID: 989, acted as our independent registered public accounting firm for the fiscal years ended December 31, 2025 and 2024.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

For a description of our pre-approval policies and procedures related to the provision of non-audit services, see “Audit Committee Disclosure - Pre-Approval Policies and Procedures” in the AIF, which is attached as Exhibit 99.1 to this Annual Report on Form 40-F and incorporated by reference herein.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

The Registrant has adopted a compensation recovery policy (referred to as the Executive Compensation Recovery (Clawback) Policy, or the “Clawback Policy”) as required by NYSE American listing standards and pursuant to Rule 10D-1 of the Exchange Act. The Clawback Policy is incorporated by reference as Exhibit 97.1 to this Annual Report on Form 40-F. At no time during or after the fiscal year ended December 31, 2025 (as of the date of this Annual Report), was the Registrant required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Clawback Policy and, as of December 31, 2025, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Clawback Policy to a prior restatement.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any commitments or obligations, including contingent obligations, arising from arrangements with unconsolidated entities or persons (which are not otherwise discussed in the Registrant’s MD&A for the fiscal year ended December 31, 2025, filed as Exhibit 99.3 to this Annual Report on Form 40-F), that have or are reasonably likely to have a material current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources.

Code of Conduct

We have adopted a Code of Conduct (the “Code”) covering our employees, consultants, executive officers and members of the Board of Directors and strategic partners.

During the fiscal year ended December 31, 2025, we did not grant any waiver, including an implicit waiver, from a provision of the Code to any executive officer or director.

CONTRACTUAL OBLIGATIONS

In accordance with General Instruction B.(12) of Form 40-F, the required disclosure is included under the heading “1.13 Financial Instruments” in our MD&A attached hereto as Exhibit 99.3 to this Annual Report on Form 40-F.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

NOTICES PURSUANT TO REGULATION BTR

We did not send any notices required by Rule 104 of Regulation BTR during the fiscal year ended December 31, 2025 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

ADDITIONAL INFORMATION

Additional information relating to us, including the Audited Financial Statements, the MD&A and the AIF, can be found on SEDAR+ www.sedarplus.ca, on the SEC website at www.sec.gov, or on our website at www.quantumemotion.com. Shareholders may also contact the Secretary of our company by phone at (514) 956-2525 or by e-mail at www.quantumemotion.com to request copies of these documents and this Annual Report on Form 40-F.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

DISCLOSURE PURSUANT TO SECTION 13(r) OF THE EXCHANGE ACT

In accordance with Section 13(r) of the Exchange Act, the Registrant is required to include certain disclosures in its periodic reports if it or any of its affiliates knowingly engaged in certain specified activities during the period covered by the report. Neither the Registrant nor its affiliates have knowingly engaged in any transaction or dealing reportable under Section 13(r) of the Exchange Act during the year ended December 31, 2025.

UNDERTAKING

We undertake to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

We have previously filed with the SEC a written consent to service of process and power of attorney on Form F-X. Any change to the name or address of our agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing our file number.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUANTUM EMOTION CORP.

	By:	/s/ Francis Bellido
		Name:	Francis Bellido
Date: March 31, 2026		Title:	President, Chief Executive Officer and Director

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Richter S.E.N.C.R.L./L.L.P., Independent Registered Public Accounting Firm.
31.1	Certification of Chief Executive Officer (Principal Executive Officer) required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer (Principal Financial Officer) required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer (Principal Executive Officer) pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer (Principal Financial Officer) pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1*	Equity Compensation Recovery (Clawback) Policy.
99.1	Annual Information Form for the year ended December 31, 2025.
99.2	Audited Consolidated Financial Statements for the years ended December 31, 2025 and 2024.
99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2025.
99.4	SKV Technology Inc. Share Purchase Agreement
101	Interactive Data File.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*Previously Filed